UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 22 February, 2012

ASX & MEDIA RELEASE
22 JANUARY, 2012

MARSHALL EDWARDS ANNOUNCES RIGHTS OFFERING TO STOCKHOLDERS

Novogen Limited (ASX: NRT  Nasdaq: NVGN) announced today that its majority owned subsidiary, Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, has filed a registration statement on Form S-1 with the US Securities and Exchange Commission for a rights offering to existing stockholders to purchase up to $8 million of its common stock.  MEI will announce further details regarding the rights offering, including the record date, exercise price, date of distribution of the rights and expiration date of the offering promptly once determined.

Pursuant to the rights offering, Marshall Edwards will distribute subscription rights pro rata to holders of record of MEI’s stock as of the close of business on the record date to be established for the offering.  In addition, stockholders will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised rights.

In making the announcement, William D Rueckert, Novogen Chairman stated: “Novogen intends to exercise rights for up to US$4 million of MEI common stock in the offering.  We also intend to distribute a portion of the MEI rights that we receive directly to our shareholders.  This will not only allow Novogen to continue to support the efforts of the MEI drug development program but will also allow the Novogen shareholders to participate directly in MEI through the exercise of the distributed rights.”  Both Novogen’s exercise and distribution of the rights will be subject to Novogen shareholder approval at a yet to be scheduled meeting of shareholders.

Marshall Edwards intends to use the net proceeds from the offering primarily to continue the clinical development of its two lead oncology drug candidates, ME-143 and ME-344.

Daniel P Gold, PhD, President and Chief Executive Officer of Marshall Edwards stated further: “We believe providing existing shareholders the right to purchase shares through a rights offering while maintaining their current level of ownership is an efficient, fair and equitable approach to raising capital at this time.”

A registration statement relating to these securities has been filed with the US Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Marshall Edwards, Inc., nor shall there be any sale of securities in any State or Jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities Laws of any such State or Jurisdiction.

A copy of the prospectus for the rights offering may be obtained by contacting the Company’s investor relations department at investor@marshalledwardsinc.com or +1 858 369 7199.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The most advanced is a NADH oxidase inhibitor program that includes lead candidate ME-143.  The Company initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September, 2011 and expects final data from the trial by next quarter.  The second program is a family of mitochondrial inhibitors that includes lead candidate ME-344.  The Company has completed the necessary pre-clinical animal toxicity studies to support submission of an Investigational New Drug (IND) application for ME-344 this quarter. For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.